UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                     PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934

                          For the month of October 2002

                  GRUPO AEROPORTUARIO DEL SURESTE S.A. DE C.V.
                            (SOUTHEAST AIRPORT GROUP)
--------------------------------------------------------------------------------
                 (Translation of Registrant's Name Into English)

                                     Mexico
--------------------------------------------------------------------------------
                 (Jurisdiction of incorporation or organization)



                  Blvd. Manuel Avila Camacho, No. 40, 6th Floor
                            Col. Lomas de Chapultepec
                               11000 Mexico, D.F.
--------------------------------------------------------------------------------
                    (Address of principal executive offices)

         (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

         Form 20-F x   Form 40-F
                  ---           ---

         (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

         Yes     No x
            ---    ---

         (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____.)

     In Mexico                                        In the United States

       ASUR                [ASUR -- LOGO OMITTED]      Breakstone & Ruth
 Lic. Adolfo Castro       AEROPUERTOS DEL SURESTE        International
  +52 (55) 5284-0408
 acastro@asur.com.mx                                    Luca Biondolillo
                                                         (646) 526-7012
                                                Lbiondolillo@breakstoneruth.com



                       ASUR 3Q02 REVENUES UP YOY BY 5.01%

3Q02 Highlights(1):

o    EBITDA decreased by 0.37% to Ps.178.3 million

o    Total passenger traffic up by 0.41%

o Total revenues up by 5.01%, mainly due to a 40.12% year-over-year improvement in revenues from non-aeronautical services

o Commercial revenues per passenger increased by 87.99%, to Ps.14.80 per passenger

o    Operating profit declined by 4.42%

o    EBITDA margin of 56.42%, compared with 59.46% for 3Q01

Mexico City, October 24, 2002 - Grupo Aeroportuario del Sureste, S.A. de C.V. (NYSE: ASR; BMV: ASUR) (ASUR), the first privatized airport group in Mexico and operator of Cancun Airport and eight others in the southeast of Mexico, today announced results for the three- and nine-month periods ended September 30, 2002.

Unless otherwise stated, all financial figures discussed in this announcement are unaudited, prepared in accordance with Generally Accepted Accounting Principles in Mexico, expressed in constant Mexican pesos as of September 30, 2002, and represent comparisons between the three- and nine-month periods ended September 30, 2002, and the equivalent three- and nine-month periods ended September 30, 2001. Tables state figures in thousands of pesos, unless otherwise noted. Passenger figures exclude transit and general aviation passengers. Commercial revenues include revenues from the activities of non-permanent ground transportation and parking lots. All U.S. dollar figures are calculated at the exchange rate of US$1= Ps.10.2299.

--------
(1) Unless otherwise stated, all comparisons are between the three-month period ended September 30, 2002, and the equivalent three-month period ended September 30, 2001.

Passenger Traffic
--------------------------------------------------------------------------------

ASUR currently expects that total passenger traffic for fiscal year 2002 could decrease year-over-year between 3% and 1%, while it originally expected that total passenger traffic would be nearly flat. The Company revised its projections because it originally anticipated that there would be an improvement in the level of economic activity by the fourth quarter of the year, which now it no longer expects. In addition, ASUR's revised projections take into account the risk of a potential conflict in the Middle East and its potential impact on passenger traffic. As of the end of the third quarter actual total passenger figures were approximately 1% below ASUR's original expectations.

For the third quarter, year-over-year total passenger traffic increased by 0.41%; domestic passenger traffic increased by 3.39%; and international passenger traffic declined by 2.05%, all mainly as a result of the events of September 11, 2001, in the U.S.

Total passenger traffic for the third quarter decreased year-over-year at all ASUR airports except Cancun, with declines ranging from 16.68% at Cozumel to 1.88% at Oaxaca. Total passenger traffic at Cancun airport increased year-over-year by 4.37%. Domestic passenger traffic also declined year-over-year at all airports except Cancun, where it rose by 14.87%. International passenger traffic fell at all airports except Cancun, where it rose year-over-year by 0.25%, Minatitlan, where it rose year-over-year by 14.29% and Villahermosa where it rose year-over-year by 4.44%.

At Cozumel airport, domestic and international passenger traffic for the quarter declined year-over-year by 2.14% and 20.19%, respectively. Cozumel airport was hit the hardest by the decline in passenger traffic resulting from the events of September 11, 2001, because North American tourists represent the great majority of travelers to this resort town. For the nine-month period, passenger traffic to and from the U.S., Mexico and Canada was the most affected. The following is a breakdown by origin and destination of the year-to-date decline in total passenger traffic at Cozumel airport: 63% were passengers to and from the U.S.; 24% to and from Mexico; and, 10% to and from Canada. Passengers with origin and destination in other countries represented the remaining 3% of the figure representing the year-over-year decline in total passenger traffic at this airport.

Year-to-date, total, domestic and international passenger traffic, decreased year-over-year by 5.46%, 1.53% and 7.97%, respectively.

Table I:     Domestic Passengers (in thousands)

--------------------------------------------------------------------------------
                                                  9-months    9-months
 Airport           3Q01       3Q02     % change     2001        2002    % change
--------------------------------------------------------------------------------
Cancun             536.0      615.7      14.87     1,314.5    1,453.0     10.54
--------------------------------------------------------------------------------
Cozumel             28.0       27.4      (2.14)       93.7       74.7    (20.28)
--------------------------------------------------------------------------------
Huatulco            77.7       67.4     (13.26)      212.0      188.1    (11.27)
--------------------------------------------------------------------------------
Merida             202.3      198.9      (1.68)      601.3      561.0     (6.70)
--------------------------------------------------------------------------------
Minatitlan          33.9       30.8      (9.14)       97.4       90.4     (7.19)
--------------------------------------------------------------------------------
Oaxaca             104.9      103.0      (1.81)      312.4      293.5     (6.05)
--------------------------------------------------------------------------------
Tapachula           50.3       44.0     (12.52)      144.0      128.6    (10.69)
--------------------------------------------------------------------------------
Veracruz           115.6      112.9      (2.34)      341.2      315.2     (7.62)
--------------------------------------------------------------------------------
Villahermosa       131.6      123.6      (6.08)      395.9      354.2    (10.53)
--------------------------------------------------------------------------------
         TOTAL   1,280.3    1,323.7       3.39     3,512.4    3,458.7     (1.53)
--------------------------------------------------------------------------------

Note:    Passenger figures exclude transit and general aviation passengers.

Table II:    International Passengers (in thousands)

--------------------------------------------------------------------------------
                                                  9-months    9-months
 Airport           3Q01       3Q02     % change     2001        2002    % change
--------------------------------------------------------------------------------
Cancun           1,363.9    1,367.3       0.25     4,874.9    4,589.5     (5.85)
-------------------------------------------------------------------------------
Cozumel            115.9       92.5     (20.19)      387.7      295.2    (23.86)
-------------------------------------------------------------------------------
Huatulco             1.7        1.6      (5.88)       41.7       21.9    (47.48)
-------------------------------------------------------------------------------
Merida              37.9       28.2     (25.59)      111.2       76.6    (31.12)
-------------------------------------------------------------------------------
Minatitlan           0.7        0.8      14.29         1.8        1.9      5.56
-------------------------------------------------------------------------------
Oaxaca               6.9        6.7      (2.90)       20.4       18.5     (9.31)
-------------------------------------------------------------------------------
Tapachula            0.7        0.5     (28.57)        1.8        2.4     33.33
-------------------------------------------------------------------------------
Veracruz            17.2       15.4     (10.47)       44.5       40.2     (9.66)
-------------------------------------------------------------------------------
Villahermosa         4.5        4.7       4.44        10.9       11.0      0.92
-------------------------------------------------------------------------------
         TOTAL   1,549.4    1,517.7      (2.05)    5,494.9    5,057.2     (7.97)
-------------------------------------------------------------------------------

Note:    Passenger figures exclude transit and general aviation passengers.

Table III:   Total Passengers (in thousands)

--------------------------------------------------------------------------------
                                                  9-months    9-months
 Airport           3Q01       3Q02     % change     2001        2002    % change
--------------------------------------------------------------------------------
Cancun           1,899.9    1,983.0       4.37     6,189.4    6,042.5     (2.37)
--------------------------------------------------------------------------------
Cozumel            143.9      119.9     (16.68)      481.4      369.9    (23.16)
--------------------------------------------------------------------------------
Huatulco            79.4       69.0     (13.10)      253.7      210.0    (17.23)
--------------------------------------------------------------------------------
Merida             240.2      227.1      (5.45)      712.5      637.6    (10.51)
--------------------------------------------------------------------------------
Minatitlan          34.6       31.6      (8.67)       99.2       92.3     (6.96)
--------------------------------------------------------------------------------
Oaxaca             111.8      109.7      (1.88)      332.8      312.0     (6.25)
--------------------------------------------------------------------------------
Tapachula           51.0       44.5     (12.75)      145.8      131.0    (10.15)
--------------------------------------------------------------------------------
Veracruz           132.8      128.3      (3.39)      385.7      355.4     (7.86)
--------------------------------------------------------------------------------
Villahermosa       136.1      128.3      (5.73)      406.8      365.2    (10.23)
--------------------------------------------------------------------------------
         TOTAL   2,829.7    2,841.4       0.41     9,007.3    8,515.9     (5.46)
--------------------------------------------------------------------------------

Note:    Passenger figures exclude transit and general aviation passengers.

Consolidated Results for 3Q02
--------------------------------------------------------------------------------

Total revenues for 3Q02 reached Ps.316.1 million, representing a year-over-year increase of 5.01%. This was mainly due to:

o A year-over-year increase of 40.12% in revenues from non-aeronautical services, mainly due to an improvement in commercial revenues over the quarter.

o A year-over-year decrease of 1.02% in revenues from aeronautical services, principally due to a decline in the number of operations carried out during the quarter.

ASUR classifies revenues from the following activities as commercial revenues: duty free, car rental, retail, banking and currency exchange, advertising, teleservices, non-permanent ground transportation, food and beverage and parking lots.

Commercial revenues increased year-over-year by 87.73%, mainly due to:

o A 62.09% year-over-year increase in duty-free revenues, principally from new stores opened in the Cancun and Merida airports during the fourth quarter of 2001 and in the Cozumel airport during the first quarter of this year.

o A year-over-year increase of 165.80% in food and beverage revenues, as a result of the opening of restaurants and bars in the Cancun, Cozumel and Merida airports during the fourth quarter of last year.

o An 86.68% year-over-year increase in retail revenues, as a result of the opening of new stores in the Cancun, Cozumel and Merida airports during the fourth quarter of 2001.

o A 558.14% year-over-year increase in banking and currency exchange revenues mainly resulting from the opening during this quarter of bank branches in the airports of Veracruz, Villahermosa and Oaxaca.

o A 209.00% year-over-year increase in advertising revenues, due to additional spaces in operation since in February of this year.


Total operating costs and expenses for the quarter increased year-over-year by 9.71%, mainly as a result of the following:

o Cost of services for the quarter rose year-over-year by 21.82%. This resulted from the renewal of third-party civil liability insurance, which carried significantly higher premiums following the events of September 11, 2001, the acquisition of additional coverage against terrorist acts obtained in October 2001, the new areas opened during the fourth quarter of last year and an increase in the cost of energy resulting from the rate increase mandated by the Mexican Government.

o Administrative expenses increased year-over-year by 1.71% due to an increase in wages granted to non-unionized staff in May of this year and a rise in professional fees.

o Cost of technical assistance decreased year-over-year by 7.51%, mainly as a result of the decrease in EBITDA for the period (a basis for the calculation of the fee).

o Increased concession fees for the quarter due to the year-over-year improvement in revenues for the period.

o Depreciation and amortization for the quarter increased year-over-year by 4.78%, mainly due to the capitalization of investments made in connection with the opening of new areas at the Company's three largest airports during the fourth quarter of last year.

Operating margin for the quarter was 30.28%, representing a decline from 33.27% for the same quarter last year. This was mainly due to the above-mentioned year-over-year increase in certain costs and expenses.

Mexican companies are required to pay the higher of either income tax or asset tax (defined as a rate of 1.8% of the average fiscal value of practically all the Company's assets [including, in ASUR's case, the concessions], less the average fiscal value of certain liabilities [essentially liabilities of companies resident in Mexico, excluding those related to financial institutions and their intermediaries]). The companies that form ASUR, like any other company in Mexico, were exempt from this tax for the first three years of operations. This grace period ended on December 31, 2001. Consequently, tax payments for the third quarter amounted to Ps.42.3 million, or Ps.126.8 million year-to-date. Of these payments, the sum recorded in the results for the quarter was Ps.15.8 million, with Ps.47.1 million recorded for the nine-month period. The difference was recorded as an asset, since the Company expects to recover Ps.26.5 million in income tax payments for the quarter, and Ps.79.6 million for the year-to-date period.

Net income for the third quarter decreased year-over-year by 26.59% to Ps.50.1 million. Earnings per common share for the quarter were Ps.0.1671, or earnings per ADS (EPADS) (one ADS represents ten series B common shares) of US$0.1633, compared with earnings per common share of Ps.0.2276, or EPADS of US$0.2225 for the same period of last year.

Table IV:    Summary of Consolidated Results for 3Q02

                                                           %
                                    3Q1       3Q2        Change
   ---------------------------------------------------------------
   Total Revenues                  301,025   316,106      5.01
   ---------------------------------------------------------------
   Aeronautical Services           256,887   254,259     (1.02)
   ---------------------------------------------------------------
   Non/Aeronautical Services        44,138    61,846     40.12
   ---------------------------------------------------------------
            Commercial Revenues     23,064    43,298     87.73
   ---------------------------------------------------------------
   Operating Profit                100,149    95,720     (4.42)
   ---------------------------------------------------------------
   Operating Margin %               33.27%    30.28%     (8.98)
   ---------------------------------------------------------------
   EBITDA                          178,996   178,334     (0.37)
   ---------------------------------------------------------------
   EBITDA MARGIN %                  59.46%    56.42%     (5.12)
   ---------------------------------------------------------------
   Net Income                       68,273    50,118    (26.59)
   ---------------------------------------------------------------
   Earnings per Share *             0.2276    0.1671    (26.59)
   ---------------------------------------------------------------
   Earnings per ADS in US$.         0.2225    0.1633    (26.59)
   ---------------------------------------------------------------

Note: Figures are shown in thousands of constant Mexican pesos as of September 30, 2002. U.S. dollar figures are calculated at the exchange rate of US$1=Ps. 10.2299.

Table V:     Commercial Revenues for 3Q02

                                                           %
                                    3Q1       3Q2        Change
   ---------------------------------------------------------------
   Total Passengers                  -        -             -
   ---------------------------------------------------------------
   Commercial Revenues              23,064    43,298     87.73
   ---------------------------------------------------------------
   Passengers ('000)                 2,930     2,926     (0.14)
   ---------------------------------------------------------------
   Commercial Revenues per            7.87     14.80     87.99
   Passenger, in Ps
   ---------------------------------------------------------------

Note: For purposes of this table, 100.7 thousand and 85.2 thousand transit and general aviation passengers are included for 3Q01 and 3Q02, respectively. Revenue figures are shown in thousands of constant Mexican pesos as of September 30, 2002.


Table VI:    Operating Costs and Expenses for 3Q02

                                                           %
                                    3Q1       3Q2        Change
   ---------------------------------------------------------------
   Cost of Services                 70,236    85,560     21.82
   ---------------------------------------------------------------
   Administrative                   26,255    26,704      1.71
   ---------------------------------------------------------------
   Technical Assistance             10,488     9,701     (7.51)
   ---------------------------------------------------------------
   Concession Rights                15,050    15,806      5.02
   ---------------------------------------------------------------
   Depreciation and Amortization    78,847    82,615      4.78
   ---------------------------------------------------------------
                       TOTAL       200,876   220,386      9.71
   ---------------------------------------------------------------

Note: Figures are shown in thousands of constant Mexican pesos as of September 30, 2002.

Table VII:   Summary of Consolidated Results for the Nine-month Period

   --------------------------------------------------------------------
                                  9-months     9-months       %
                                    2001         2002       Change
   --------------------------------------------------------------------
   Total revenues                  964,654      940,116      (2.54)
   --------------------------------------------------------------------
   Aeronautical Services           825,399      762,281      (7.65)
   --------------------------------------------------------------------
   Non-aeronautical Services       139,255      177,835      27.70
   --------------------------------------------------------------------
              Commercial Revenues   74,009      120,820      63.25
   --------------------------------------------------------------------
   Operating Profit                362,380      297,037     (18.03)
   --------------------------------------------------------------------
   Operating Margin %               37.57%       31.60%     (15.89)
   --------------------------------------------------------------------
   EBITDA                          598,920      544,880      (9.02)
   --------------------------------------------------------------------
   EBITDA Margin                    62.09%       57.96%      (6.65)
   --------------------------------------------------------------------
   Net Income                      249,681      161,521     (35.31)
   --------------------------------------------------------------------
   Earnings per Share               0.8323       0.5384     (35.31)
   --------------------------------------------------------------------
   Earnings per ADS in US$.         0.8136       0.5263     (35.31)
   --------------------------------------------------------------------

Note: Figures are shown in thousands of constant Mexican pesos as of September 30, 2002. U.S. dollar figures are calculated at the exchange rate of US$1=Ps. 10.2299.


Consolidated Results for Nine-month Period
-------------------------------------------------------------------------------

Total revenues for the nine-month period were Ps.940.1 million, reflecting a year-over-year decrease of 2.54%. This was mainly due to:

     o A year-over-year decrease of 7.65% in revenues from aeronautical services, mainly due to the decline over the period in the number of operations and international passenger traffic following the events of September 11, 2001. This decline was partially offset by an increase over the same period in commercial revenues resulting from the opening of new, improved shopping centers at the airports of Cancun, Merida and Cozumel during the final quarter of last year.

As of today, the issue related to the suspension of payment by Mexican airlines AeroMexico, Mexicana de Aviacion, Aerolitoral and Aeromar of the portion of airport-specific tariffs charged by ASUR that represent their adjustment to inflation as from June 1, 2001, is still unsolved and currently going through the legal system. The four airlines suspended these payments in June of 2001 to-date, the sum that the four airlines have not paid is Ps.8.4 million.

Similarly, in May of this year the same airlines informed ASUR of their desire to extend the payment deadline for the Airport Usage Fees to 115 days, from the current term of 60 days. As a result, starting in June the four airlines did not make payments that were due according to the original 60-day payment schedule. The corresponding amount through September 30, 2002, was Ps.42.0 million. It should be noted that the airlines undertook this action despite the fact that ASUR informed them that it was prepared to consider their request, but that, absent an agreement on an extension, ASUR would charge them penalties for late payment if they exceeded the 60-day period.

Year-to-date, commercial revenues increased year-over-year by 63.25%, mainly as a result of:

     o A year-over-year increase in duty-free revenues of 71.93%, mainly due to the above-mentioned opening of the shopping center at Cancun airport.

     o A 148.42% year-over-year increase in food and beverage revenues due to the above-mentioned opening of the shopping center at Cancun, Cozumel and Merida airports.

     o A 13.69% year-over-year increase in retail revenues due to the above-mentioned opening of the shopping center at Cancun, Cozumel and Merida airports.

     o A 180.79% year-over-year increase in banking and currency exchange mainly resulting from the opening during this year of bank branches in the airports of Cancun, Veracruz, Villahermosa and Oaxaca.

     o A 105.25% year-over-year increase in advertising revenues due to additional spaces in operation as from this year.


Table VIII:  Commercial Revenues for the Nine-month Period

   --------------------------------------------------------------------
                                   9-months     9-months      %
                                     2001         2002      Change
   --------------------------------------------------------------------
   Commercial Revenues              74,009      120,820     63.25
   --------------------------------------------------------------------
   Passengers (in thousands)         9,304        8,780     (5.62)
   --------------------------------------------------------------------
   Commercial Revenues per            7.95        13.76     72.98
   Passenger, in  Ps.
   --------------------------------------------------------------------

Note: For purposes of this table, 296.2 thousand and 264.4 thousand transit and general aviation passengers were included in the figures for the nine-month period of 2001 and 2002, respectively. Figures are shown in thousands of constant Mexican pesos as of September 30, 2002.

Table IX:    Operating Costs and Expenses for the Nine-month Period

   --------------------------------------------------------------------
                                  9-months     9-months       %
                                    2001         2002       Change
   --------------------------------------------------------------------
      Cost of Services             212,112      243,547      14.82
   --------------------------------------------------------------------
   Administrative                   71,841       75,550       5.16
   --------------------------------------------------------------------
   Technical Assistance             33,555       29,151     (13.13)
   --------------------------------------------------------------------
   Concession Right                 48,226       46,988      (2.57)
   --------------------------------------------------------------------
   Depreciation and Amortization   236,540      247,844       4.78
   --------------------------------------------------------------------
                            TOTAL  602,274      643,079       6.78
   --------------------------------------------------------------------

Note: Figures are shown in thousands of constant Mexican pesos as of September 30, 2002.

Operating costs and expenses for the nine-month period increased year-over-year by 6.78%.

Year-to-date, the cost of services rose by 14.82% from the same period of last year. This was the result of the above-mentioned renewal of third-party civil liability insurance, acquisition of additional coverage against terrorist acts, the new areas opened last year and an increase in the cost of energy resulting from the rate increase mandated by the Mexican Government.

Administrative expenses for the period increased year-over-year by 5.16%, mainly as a result of the above-mentioned wage increase for non-unionized staff employees.

Technical assistance costs for the period decreased year-over-year by 13.13%, due to the corresponding year-to-date decline in EBITDA.

The 2.57% year-over-year decrease in concession fees for the period was due to the year-to-date decline in overall revenues.

Depreciation and amortization for the period rose year-over-year by 4.78%, mainly due to the above-mentioned capitalization of investments made in connection with the opening of new areas at the Company's three largest airports.

Operating margin for the nine-month period was 31.60%, representing a decline from 37.57% for the equivalent period last year. This was mainly due to the above-mentioned decline in overall revenues and increase in certain costs and expenses for the period.

Net income for the nine-month period decreased year-over-year by 35.31% to Ps.161.5 million. Earnings per common share for the period were Ps. 0.5384, or EPADS of US$0.5263, compared with earnings per common share of Ps. 0.8323, or EPADS of US$0.8136 for the same period of last year.


Tariff Regulation
-------------------------------------------------------------------------------

The Mexican Ministry of Communications and Transport regulates the majority of ASUR's activities through maximum rates, which represent the rates for the maximum possible revenues allowed per traffic unit at each airport.

ASUR's regulated revenues for the nine-month period were Ps.800.4 million, resulting in an implicit year-to-date average tariff per traffic unit of Ps.88.63.

The Mexican Ministry of Communications and Transportation reviews compliance with the maximum rates on an annual basis at the close of each year.


Balance Sheet
-------------------------------------------------------------------------------

On September 30, 2002, Airport Facility Usage Rights and Airport Concessions represented 86.67% of the Company's total assets, with current assets representing 6.25% and other assets 7.08%.

On September 30, 2002, cash and marketable securities were Ps.438.0 million. On the same date, shareholders' equity represented 95.02% and total liabilities represented 4.98% of ASUR's total assets. Total deferred liabilities represented 77.32% of the Company's total liabilities.


CAPEX
--------------------------------------------------------------------------------

Year-to-date, ASUR has made investments of Ps.168.2 million as part of the Company's ongoing plan to modernize the airports of the Group. For the remainder of the year, ASUR expects to invest an additional Ps.157.0 million approximately, resulting in total expected capital expenditures for fiscal year 2002 of approximately Ps.325.5 million.


Impact of Hurricane Isidor
--------------------------------------------------------------------------------

As previously announced, the passing of hurricane Isidor over the State of Yucatan in Mexico caused significant damages to the region and ASUR's airports located in the State. Merida airport was closed to commercial traffic for 27 hours, resulting in the cancellation of 100 flights. Additionally, the airport sustained damages estimated at approximately US$1.0 million, an amount that the Company believes is covered under the airport's existing policy, with a deductible of approximately US$336,000. ASUR is in the process of preparing the relevant documentation to submit to the insurance company.


Revision of Collective Bargaining Agreement
--------------------------------------------------------------------------------

On October 9, 2002, the Union and the competent authorities signed a revision to the collective bargaining agreement for Airport Workers & Related Services. The revision grants workers an immediate 6.5% wage increase with an additional 1% in benefits.

About ASUR:

Grupo Aeroportuario del Sureste, S.A. de C.V. (ASUR) is a Mexican airport operator with concessions to operate, maintain and develop the airports of Cancun, Merida, Cozumel, Villahermosa, Oaxaca, Veracruz, Huatulco, Tapachula and Minatitlan in the southeast of Mexico. The Company is listed both on the NYSE in the U.S., where it trades under the symbol ASR, and on the Mexican Bolsa, where it trades under the symbol ASUR. One ADS represents ten (10) series B shares.

Some of the statements contained in this press release discuss future expectations or state other forward-looking information. Those statements are subject to risks identified in this press release and in ASUR's filings with the SEC. Actual developments could differ significantly from those contemplated in these forward-looking statements. The forward-looking information is based on various factors and was derived using numerous assumptions. Our forward-looking statements speak only as of the date they are made and, except as may be required by applicable law, we do not have an obligation to update or revise them, whether as a result of new information, future or otherwise.

                                TABLES TO FOLLOW

Operating Results per Airport
--------------------------------------------------------------------------------
                                                  9-months    9-months
 Airport            3Q01       3Q02    % change     2001        2002    % change
--------------------------------------------------------------------------------
CANCUN
--------------------------------------------------------------------------------
Aeronautical      177,257    184,440      4.05    588,886     559,455     (5.00)
Revenues
--------------------------------------------------------------------------------
Non-aeronautical   28,749     42,205     46.81     94,092     124,930     32.77
Revenues
--------------------------------------------------------------------------------
Operating Profit   92,787     98,658      6.33    336,300     306,709     (8.80)
--------------------------------------------------------------------------------
EBITDA            142,061    149,973      5.57    484,121     460,653     (4.85)
--------------------------------------------------------------------------------
COZUMEL
--------------------------------------------------------------------------------
Aeronautical       12,722      9,896    (22.21)    41,138      30,375    (26.16)
Revenues
--------------------------------------------------------------------------------
Non-aeronautical    2,800      3,238     15.64      8,590       9,551     11.19
Revenues
--------------------------------------------------------------------------------
Operating Profit    2,718     (1,583)  (158.25)    12,376         999    (91.93)
--------------------------------------------------------------------------------
EBITDA              6,830      2,625    (61.56)    24,714      13,624    (44.87)
--------------------------------------------------------------------------------
MERIDA
--------------------------------------------------------------------------------
Aeronautical       19,657     18,399     (6.40)    58,388      52,431    (10.20)
Revenues
--------------------------------------------------------------------------------
Non-aeronautical    4,966      5,988     20.58     14,455      17,160     18.71
Revenues
--------------------------------------------------------------------------------
Operating Profit    5,254      3,782    (28.02)    14,250       7,276    (48.94)
--------------------------------------------------------------------------------
EBITDA             11,851     10,382    (12.40)    34,043      27,076    (20.47)
--------------------------------------------------------------------------------
OTHERS
--------------------------------------------------------------------------------
Aeronautical       47,251     41,525    (12.12)   136,986     120,020    (12.39)
Revenues
--------------------------------------------------------------------------------
Non-aeronautical    7,622     10,416     36.66     22,118      26,194     18.43
Revenues
--------------------------------------------------------------------------------
Operating Profit     (609)    (5,137)   743.05       (546)    (17,947) 3,188.08
--------------------------------------------------------------------------------
EBITDA             18,253     15,354    (15.88)    56,043      43,528    (22.33)
--------------------------------------------------------------------------------
TOTAL
--------------------------------------------------------------------------------
Aeronautical      256,887    254,259     (1.02)   825,399     762,281     (7.65)
Revenues
--------------------------------------------------------------------------------
Non-aeronautical   44,138     61,846     40.12    139,255     177,835     27.70
Revenues
--------------------------------------------------------------------------------
Operating Profit  100,149     95,720     (4.42)   362,380     297,037    (18.03)
--------------------------------------------------------------------------------
EBITDA            178,996    178,334     (0.37)   598,920     544,880     (9.02)
--------------------------------------------------------------------------------

Note: All figures are in thousands of constant Mexican pesos as of September 30,2002


------------------------------------------------------------------------------------------------------------
                                GRUPO AEROPORTUARIO DEL SURESTE, S.A. DE C.V.
                            CONSOLIDATED BALANCE SHEET AS OF SEPTEMBER 30TH, 2002
                 (Thousands of Mexican pesos in purchasing power as of September 30th, 2002)
------------------------------------------------------------------------------------------------------------
ITEM                                            September 2001     September 2002     VARIATION        %
----------------------------------------------  --------------     --------------     ---------    ---------
    ASSETS
Current Assets
  Cash and cash equivalents                           940,353            437,987        (502,367)     (53.4)
  Trade receivables, net                              124,561            180,587          56,026       45.0
  Recoverable taxes and other current assets           23,483             72,702          49,219      209.6
  Investment in subsidiaries                                0                  0               0        0.0
                                                 -------------      -------------   -------------  ---------
Total Current Assets                                1,088,398            691,276        (397,122)     (36.5)

Fixed Assets
  Machinery, furniture and equipment, net              79,615             60,557         (19,058)     (23.9)
  Rights to use airport facilities, net             2,161,784          2,081,113         (80,671)      (3.7)
  Improvements to use airport facilities, net         134,069            348,162         214,093      159.7
  Constructions in process                            276,312            324,949          48,637       17.6
  Others                                               31,280             25,637          (5,643)     (18.0)
                                                 -------------      -------------   -------------  ---------
Total Fixed Assets                                  2,683,061          2,840,418         157,357        5.9

Deferred Assets
  Airports concessions, net                         7,720,983          7,513,333        (207,650)      (2.7)
  Deferred income taxes                                     0                  0               0        0.0
  Other                                                 5,738             24,006          18,269      318.4
                                                 -------------      -------------   -------------  ---------
Total Deferred Assets                               7,726,721          7,537,339        (189,382)      (2.5)

  TOTAL ASSETS                                     11,498,180         11,069,033        (429,147)      (3.7)
                                                 =============       =============  =============  =========

    LIABILITIES AND STOCKHOLDER'S EQUITY
Current Liabilities
  Trade accounts payable                                  565              1,687           1,122      198.4
  Notes payable                                             0                  0              (0)    (100.0)
  Accrued expenses and others payables                 66,917            119,458          52,541       78.5
                                                 -------------      -------------   -------------  ---------
Total Current Liabilities                              67,483            121,146          53,663       79.5

Long term liabilities
  Other                                                 7,018              3,148          (3,870)     (55.1)
  Deferred income taxes                               326,969            390,000          63,030       19.3
  Deferred employees profit sharing                    37,732             36,007          (1,725)      (4.6)
  Labor Obligations                                       257                695             438      170.3
                                                 -------------      -------------   -------------  ---------
Total long term liabilities                           371,976            429,849          57,874       15.6

  TOTAL LIABILITIES                                   439,458            550,995         111,537       25.4

STOCKHOLDER'S EQUITY
  Capital stock                                    10,296,064         10,296,064              (0)      (0.0)
  Legal Reserve                                        24,856             37,968          13,112       52.8
  Share repurchase reserve                             44,674                  0         (44,674)    (100.0)
  Net Income for the period                           249,681            161,521         (88,160)     (35.3)
  Retained earnings                                   443,446             22,484        (420,962)     (94.9)
                                                 -------------      -------------   -------------  ---------
  TOTAL STOCKHOLDER'S  EQUITY                      11,058,721         10,518,038        (540,683)      (4.9)

TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY         11,498,180         11,069,033        (429,147)      (3.7)
                                                 =============       =============  =============  =========

----------------------------------------------------------------------------------------------------------------------------------
                                          GRUPO AEROPORTUARIO DEL SURESTE, S.A. DE C.V.
                        CONSOLIDATED STATEMENT OF INCOME FROM JANUARY 1st TO SEPTEMBER 30TH, 2002 AND 2001
                           (Thousands of Mexican pesos in purchasing power as of September 30 th, 2002)
------------------------------------------------------------------------------------------------------------------------------
ITEM                             ACCUMULATIVE    ACCUMULATIVE     VARIATION %    Quarter 2001     Quarter 2002    VARIATION %
                                     2001            2002
------------------------------- --------------  --------------   -------------  --------------   --------------  -------------
Revenues
    Aeronautical Services            825,399         762,281           (7.65)        256,887          254,259          (1.02)
    Non-Aeronautical Services        139,255         177,835           27.70          44,138           61,846          40.12

                                  -----------     -----------       ---------     -----------      -----------       --------
Total Revenues                       964,654         940,116           (2.54)        301,025          316,106           5.01

Operating Expenses

Cost of services                     212,112         243,547           14.82          70,236           85,560          21.82
General and administrative
  expenses                            71,841          75,550            5.16          26,255           26,704           1.71
Technical Assistance                  33,555          29,151          (13.13)         10,488            9,701          (7.51)
Concession fee                        48,226          46,988           (2.57)         15,050           15,806           5.02
Depreciation and Amortization        236,540         247,844            4.78          78,847           82,615           4.78
                                  -----------     -----------       ---------     -----------      -----------       --------
Total Operating Expenses             602,274         643,079            6.78         200,876          220,386           9.71

Operating Income                     362,380         297,037          (18.03)        100,149           95,720          (4.42)

Comprehensive Financing cost          45,155          31,133          (31.05)         17,479            5,033         (71.21)
                                  -----------     -----------       ---------     -----------      -----------       --------

Extraordinary expenses
   Rescue Clause                       9,125            (639)        (107.01)          2,267            2,064          (8.94)

Income Before Income Taxes           398,410         328,809          (17.47)        115,361           98,689         (14.45)

Provision for Income Taxes                 0          47,948            0.00               0           15,799           0.00
Deferred income taxes                148,729         119,340          (19.76)         47,087           32,772         (30.40)
Deferred employees profit
  sharing                                  0               0            0.00               0                0           0.00
                                  -----------     -----------       ---------     -----------      -----------       --------

    Net Income for the Year          249,681         161,521          (35.31)         68,273           50,118         (26.59)
                                  ===========     ===========       =========    ============      ===========       ========

Earning per share                     0.8323          0.5384          (35.31)         0.2276           0.1671         (26.59)
Earning per ads usd                   0.8136          0.5263          (35.31)         0.2225           0.1633         (26.59)

exchange rate per dollar 10.2299
--------------------------------------------------------------------------------------------------------------------------------
                                          GRUPO AEROPORTUARIO DEL SURESTE, S.A. DE C.V.
                        CONSOLIDATED STATEMENT OF INCOME FROM JANUARY 1st TO SEPTEMBER 30TH, 2002 AND 2001
                           (Thousands of Mexican pesos in purchasing power as of September 30th, 2002)
                                            --------------  --------------   -----------    ----------    ---------  -----------
                                             ACCUMULATIVE    ACCUMULATIVE     VARIATION         3 Q          3 Q      VARIATION
                                            --------------  --------------   -----------    ----------    ---------  -----------
ITEM                                             2001            2002             %             2001         2002         %
------------------------------------------  --------------  --------------   -----------    ----------    ---------  -----------
Net Income for the Year                          249,681         161,521         (35.3)        68,273       50,118       (26.6)

    Depreciation and Amortization                236,540         247,844           4.8         78,847       82,615         4.8
                                               ----------      ----------     ---------     ----------   ----------    --------

Resources provided by operations                 486,222         409,365         (15.8)       147,120      132,732        (9.8)
                                               ----------      ----------     ---------     ----------   ----------    --------
Changes in operating assets
  and liabilities:

Decrease (increase) in:
  Trade receivables                              (21,226)        (46,380)        118.5         23,300      (20,463)     (187.8)
  Recoverable taxes and
   other current assets                           (7,128)        (22,024)        209.0         (4,739)       6,242      (231.7)
  Other deferred assets                           (1,706)        (11,356)        565.8           (222)      (1,788)      703.6

Increase (decrease) in:
  Trade accounts payable                         (11,841)            359        (103.0)        (1,250)       1,161      (192.9)
  Accrued expenses and others
    payables                                       2,629          39,395       1,398.4         (5,911)      39,763      (772.7)
  Long term liabilities                          136,155          39,890         (70.7)        41,437      (47,100)     (213.7)
Resources provided by (used for)
  working capital                                 96,883            (116)       (100.1)        52,614      (22,185)     (142.2)
                                               ----------      ----------     ---------     ----------   ----------    --------


Resources provided by (used for)
  operating activities                           583,105         409,249         (29.8)       199,734      110,547       (44.7)



Resources provided by (used for)
  financing activities:                                0        (714,757)          0.0            920            0      (100.0)
                                               ----------      ----------     ---------     ----------   ----------    --------
  Notes payable                                        0               -        (100.0)           920            -      (100.0)
                             Others                    -        (714,757)                           -            -

Resources provided by (used for)
  investing activities:                         (249,165)       (168,258)        (32.5)       (78,277)     (46,674)      (40.4)
                                               ----------      ----------     ---------     ----------   ----------    --------
  Investments in machinery, furniture
    and equipment, net                           (22,589)         (1,445)        (93.6)        (5,355)      (1,559)      (70.9)
  Investments in rights to use
    airport facilities                           (66,342)         (4,185)        (93.7)       (53,979)      (3,540)      (93.4)
  Investments in constructions in process       (187,724)       (189,331)          0.9        (34,526)     (51,413)       48.9
  Investments in others                           27,490          26,704          (2.9)        15,583        9,838       (36.9)

          Increase (Decrease) in cash
            and cash equivalents                 333,940        (473,766)       (241.9)       122,376       63,873       (47.8)

Cash and cash equivalents at
  beginning of the financial period              606,414         911,753          50.4        817,977      374,114       (54.3)

Cash and cash equivalents at the
  end of the financial period                    940,353         437,987         (53.4)       940,353      437,987       (53.4)
                                               ==========      ==========     =========     ==========   ==========    ========

                                   SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                Grupo Aeroportuario del Sureste, S.A. de C.V.


                                By:  /s/ ADOLFO CASTRO RIVAS
                                     ----------------------------------------
                                          Adolfo Castro Rivas
                                          Director of Finance

Date: October 25, 2002